United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

     ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6-K dated August 1, 2003

2.	A copy of the letter addressed to Vadodara Stock Exchange Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2003

For ICICI Bank Limited

By	:	/s/ Rajesh Saxena
Name	:	Rajesh Saxena
Title	:	Chief Manager

Item 2

August 1, 2003

Mr. Dishant Sagwaria
Officiating Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj VADODARA 390 005

Dear Sir :

Press Release

We enclose herewith, a copy of the Press Release dated today, issued in connection with, the conclusion of ICICI Bank’s Early Retirement Option to employees, for your information and record.

Please acknowledge receipt.

Yours faithfully,

/s/ R.K. Saxena
R.K. Saxena
Chief Manager

Encl:

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	August 1, 2003

ICICI Bank’s Early Retirement Option

It may be recalled that ICICI Bank (NYSE: IBN) had offered an Early Retirement Option (ERO) to its employees, to be exercised between July 1 - July 31, 2003. Over 1,350 employees at various locations across India (including about 800 non-managerial staff) have exercised the Option. ICICI Bank has put in place appropriate staffing plans for replacement of retiring employees in key positions.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Madhvendra Das at 022-2653 8252 or e-mail: madhvendra.das@icicibank.com.